UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Euroseas Ltd.

(Name of Issuer)

Common Shares, par value $0.03 per share

(Title of Class of Securities)

Y23592309

(CUSIP Number)
Savvas Georghiades
Synergy Holdings Ltd.
c/o Synergy Marine Limited
16 Leandrou Street
Lakatamia 2328, Cyprus
+357 22 666 147

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2021

(Date of Event Which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Synergy Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 280,049
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 280,049
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,049
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 4.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*
Percentage calculations based on 6,791,847 Common Shares, $0.03 par value (the “Common Shares”), issued and outstanding as of March 31, 2021, as reported in the Form 6-K filed by Euroseas Ltd., a Marshall Islands corporation (the “Issuer”), on June 4, 2021.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Antigone Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 280,049*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 280,049*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,049*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 4.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*
Antigone Limited is the sole shareholder of Synergy Holdings Limited. As such, it may be deemed to beneficially own the Common Shares beneficially owned by Synergy Holdings Limited.  Antigone Limited is wholly owned by a trust under which Mr. Papathomas is a beneficiary.

**	Percentage calculations based on 6,791,847 Common Shares issued and outstanding as of March 31, 2021, as reported in the Form 6-K filed by the Issuer on June 4, 2021.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Andreas Papathomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 280,049*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 280,049*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,049*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 4.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
Mr. Papathomas may be deemed to beneficially own 280,049 Common Shares through his ability to exercise voting and dispositive power over the Common Shares beneficially owned by Synergy Holdings Limited and Antigone Limited.

**	Percentage calculations based on 6,791,847 Common Shares issued and outstanding as of March 31, 2021, as reported in the Form 6-K filed by the Issuer on June 4, 2021.

Explanatory Note
This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally filed by the Reporting Persons on November 19, 2019 (the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment No. 1 is being filed to amend Items 4, 5 and 7, as set forth below. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

As set forth in Item 5 below, as a result of the transactions described herein, on June 4, 2021 the Reporting Persons ceased to beneficially own more than five percent of the outstanding Common Shares. This Amendment No. 1 is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION
Item 4 is hereby amended and supplemented following:
As previously disclosed, on November 8, 2019, Synergy Holdings Ltd (“Synergy”) entered into a letter agreement with the Issuer (the “Letter Agreement”), pursuant to which the Issuer agreed to issue Common Shares with a value (calculated at the time of issuance) of up to $500,000 to Synergy upon the occurrence of certain events. On November 16, 2020, pursuant to the terms of the Letter Agreement, the Issuer issued 161,357 Common Shares to Synergy. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit D and is incorporated herein by reference.

The Reporting Persons currently intend to sell additional Common Shares at prevailing market prices from time-to-time depending on market conditions. No assurance can be provided that the Reporting Persons will elect to sell Common Shares, or the timing or terms of any such sale.

Except as disclosed in the Schedule 13D, as amended, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and replaced in its entirety with the following:
(a) - (b)	The aggregate percentage of Common Shares reported to be beneficially owned by the Reporting Persons is based upon 6,791,847 Common Shares outstanding as of March 31, 2021, as disclosed in the Form 6-K filed by the Issuer on June 4, 2021. Since and including March 3, 2021, the Reporting Persons have disposed of 409,477 Common Shares, as described in Item 5(c) below. As of the date hereof, the Reporting Persons may be deemed the beneficial owners of the Common Shares as follows:

Synergy may be deemed to beneficially own 280,049 Common Shares, representing approximately 4.1% of the outstanding Common Shares. Synergy has the sole power to vote and the sole power to dispose of 0 Common Shares and the shared power to vote and the shared power to dispose of 280,049 Common Shares.

Antigone has the sole power to vote 0 Common Shares and the shared power to vote 280,049 Common Shares. Antigone has the sole power to dispose of 0 Common Shares and the shared power to dispose of 280,049 Common Shares.

Mr. Papathomas has the sole power to vote 0 Common Shares and the shared power to vote 280,049 Common Shares. Mr. Papathomas has the sole power to dispose of 0 Common Shares and the shared power to dispose of 280,049 Common Shares.

(c)	The following table sets forth all transactions in the Common Shares effected in the past 60 days by the Reporting Persons. All such transactions were effected in the open market through brokers. The Common Shares were sold in multiple transactions at prices between the price ranges indicated in the Price Range column. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of Common Shares sold at each separate price.

Date	Common Shares Sold	Weighted Average Price Per Share	Price Range
3/3/2021	796	$8.0025	$8.00 - $8.01
3/11/2021	5057	$8.0086	$8.00 - $8.07
3/12/2021	4943	$8.0638	$8.00 - $8.34
3/17/2021	3428	$10.2670	$10.05 - $10.48
3/18/2021	5960	$11.5803	$11.50 - $11.75
3/19/2021	4040	$11.5581	$11.50 - $11.70
3/22/2021	3568	$14.5697	$14.00 - $14.93
3/25/2021	10000	$11.3083	$11.00 - $11.76
3/31/2021	3883	$10.1464	$10.01 - $10.35
4/1/2021	2343	$10.0508	$10.00 - $10.17
4/6/2021	200	$11.0200	$11.01 - $11.03
4/7/2021	4918	$11.1509	$11.01 - $11.28
4/8/2021	1185	$11.1003	$11.00 - $11.32
4/8/2021	2963	$11.1480	$11.10 - $11.28
4/9/2021	6665	$11.3430	$11.03 - $11.54
4/13/2021	6822	$11.0860	$11.02 - $11.24
4/14/2021	3256	$11.1544	$11.03 - $11.44
4/15/2021	4100	$11.1446	$11.00 - $11.34
4/16/2021	7756	$11.3332	$11.02 - $11.58
4/19/2021	37447	$12.0777	$11.55 - $12.95
4/20/2021	12553	$12.3660	$12.11 - $12.67
4/20/2021	25592	$11.7337	$11.50 - $12.45
4/21/2021	17220	$12.0846	$11.61 - $12.50
4/22/2021	7188	$11.8712	$11.57 - $12.37
4/22/2021	10000	$11.5723	$11.50 - $11.81
5/14/2021	36301	$14.8220	$14.21 - $16.19
5/17/2021	13699	$14.7600	$14.26 - $15.33
5/19/2021	24896	$15.3953	$15.00 - $15.83
5/20/2021	10699	$15.3474	$15.00 - $15.79
5/21/2021	14405	$15.4165	$15.00 - $15.85
5/25/2021	27594	$16.1599	$16.00 - $17.16
6/1/2021	28635	$16.4274	$15.72 - $16.95
6/2/2021	21365	$16.6781	$16.55 - $16.89
6/7/2021	20000	$19.8862	$19.51 - $20.19
6/9/2021	9200	$23.3608	$23.00 - $23.84
6/10/2021	800	$23.1821	$23.00 - $23.61
6/16/2021	2381	$25.0217	$25.00 - $25.09
6/18/2021	7619	$23.7503	$23.75 - $23.77

(d)	Not applicable.

(e)	As a result of the transactions described herein, on June 4, 2021 the Reporting Persons ceased to beneficially own more than five percent of the outstanding Common Shares. This Amendment No. 1 is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

Exhibit D	Letter Agreement

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2021

SYNERGY HOLDINGS LIMITED

By:	/s/ Andreas Papathomas
Name:	Andreas Papathomas
Title:	Director

ANTIGONE LIMITED

By:	/s/ Andreas Papathomas
Name:	Andreas Papathomas
Title:	Director

/s/ Andreas Papathomas
Andreas Papathomas

Exhibit D

LETTER AGREEMENT

THIS LETTER AGREEMENT (this "Agreement") is dated as of November 8, 2019, and made by and among Euroseas Ltd., a Marshall Islands corporation ("Euroseas"), and Synergy Holdings Limited (formerly known as Nautilus Holdings No. 2 Limited), a Bermuda Company ("Seller").

WHEREAS, Euroseas has agreed to purchase the vessels MV SYNERGY BUSAN (IMO: 9450571), MV SYNERGY KEELUNG (IMO: 9450595), MV SYNERGY OAKLAND (IMO: 9450583) and MV SYNERGY ANTWERP (IMO: 9443580) (the "Vessels"), with each Vessel being purchased in a separate transaction pursuant to a Memorandum of Agreement ("MOA") for each Vessel;

WHEREAS, in connection with the purchase of the Vessels, Euroseas has agreed to issue certain shares of its common stock, par value $0.03 per share ("Common Stock") to Seller, subject to the terms and conditions set out in this Agreement;

WHEREAS, Seller and the Company have entered into an agreement of even date hereof pursuant to which Seller has agreed to purchase shares of Common Stock (the "Stock Purchase Agreement");

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows, intending to be legally bound:

1.            If the 12-month New ConTex index for a 4,250 TEU vessel (as published on https://www.vhbs.de/index or any successor website maintained by the Hamburg and Bremen Shipbrokers' Association) (the "Index Value") is higher on November 16, 2020 at 4:00 p.m. New York time than the Index Value on November 15, 2019 at 4:00 p.m. New York time, then:

(a) On November 16, 2020, Euroseas shall issue to Seller the number of Common Shares determined as follows: US$125,000 multiplied by the number of Vessels actually delivered to Euroseas pursuant to and in compliance with the MOAs divided by the 20-day volume weighted average price of the Common Shares calculated on November 16, 2020 at 4:00 p.m. New York time (the "Initial Shares"); and

(b) On November 16, 2020, Euroseas shall be deemed to have issued such number of Common Shares, having the same value per share as each Initial Share (the "Additional Shares" and, together with the Initial Shares, the "Total Shares"), such that the aggregate value of such Additional Shares constitutes at least the aggregate par value of the Total Shares, and such Additional Shares shall be deemed to have been issued to Seller and returned to Euroseas.

If (i) the Index Value on November 16, 2020 at 4:00 p.m. New York time does not exceed the Index Value on November 15, 2019 at 4:00 p.m. New York time or (ii) Seller does not perform their obligations under Section 1(c) of the Stock Purchase Agreement or (iii) any Vessel seller does not perform all of its post-delivery obligations under the MOAs, except to the extent waived by parties thereto, then the transactions contemplated in (a) and (b) above shall not complete and Euroseas shall not issue the Initial Shares or the Additional Shares to Seller.

2.            The Total Shares have been duly authorized by all necessary corporate action and, when paid for or issued in accordance with the terms hereof, the Total Shares shall be validly issued and outstanding, fully paid and nonassessable, free and clear of all Encumbrances of any kind.

3.            The delivery and issuance of the Total Shares in accordance with the terms of and in reliance on the accuracy of Buyer's representations and warranties set forth in this Agreement will be exempt from the registration requirements of the Securities Act.

4.            Euroseas represents that it has not paid, and shall not pay, any commissions or other remuneration, directly or indirectly, to any broker, finder or any other third party in connection with the Shares pursuant to this Agreement.

5.            Prior to the issuance of the Total Shares, the Nasdaq Stock Market shall have confirmed that it has completed its review of this Agreement and the transactions contemplated hereby.

6.            Euroseas and Seller each hereby agree to make such changes to this Agreement as may be reasonably required by the Nasdaq Stock Market to approve the listing of additional shares application relating to the issuance of the Total Shares.

7.            Seller agrees that the issuance of any Initial Shares or Additional Shares will be restricted securities within the meaning of Rule 144 of the Securities Act of 1933 as amended and may include a restrictive legend to such effect.

8.            The representations and warranties of each party contained herein shall survive the date hereof for a period ending on the eighteen (18) month anniversary of the date hereof. Notwithstanding the foregoing, the passing of the above survival period for any representation or warranty shall not terminate or affect any claim with respect to such representation or warranty as to which notice has been delivered to the other party prior to the end of such survival period.

9.            This Agreement may be executed in counterparts, all of which taken together shall constitute one and the same agreement.

10.            This Agreement contains the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings.

11.            Any provisions of this Agreement may be amended or waived if, but only if, such amendment or waiver, as applicable, is in writing and is signed by each of the parties hereto.

12.            This Agreement may not be assigned, in whole or in part, without the prior written consent of each other party.

13.            THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO HEREBY AGREES TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT LOCATED WITHIN THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO HEREBY WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS, AND ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER IN ANY OF THE AFOREMENTIONED COURTS AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT.

14.            TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE BETWEEN THE PARTIES HERETO ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP BETWEEN ANY OF THEM IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. INSTEAD, ANY SUCH DISPUTE RESOLVED IN COURT WILL BE RESOLVED IN A BENCH TRIAL WITHOUT A JURY.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]
EUROSEAS LTD.

By:	/s/ Dr. Anastasios Aslidis
Name:	Dr. Anastasios (Tasos) Aslidis
Title:	CFO & Treasurer

SYNERGY HOLDINGS LIMITED (FORMERLY KNOWN AS NAUTILUS HOLDINGS NO. 2 LIMITED)

By:	/s/ Savvas Georghiades
Name:	Savvas Georghiades
Title:	Alternate Director